January 31, 2006

Patrick C. Evans
President and CEO
Mountain Province Diamonds Inc.
220 Bay Street
Suite 1400
Toronto, Ontario
M5J 2W4

Dear Patrick:

This letter sets forth the revised and restated terms and conditions of your original contract with Mountain Province Diamonds Inc. (the “Company”) dated November 1, 2005.

Position

Your position remains that of President and Chief Executive Officer of the Company.

Duties and Responsibilities

As President and CEO you are the senior executive officer of the Company and report directly to the Board of Directors. As President and CEO, you have the power and authority to manage, supervise and direct the Company’s business and affairs and to undertake such other duties as may, from time to time, be assigned to you by the Board, subject always to the control and direction of the Board. Your appointment currently requires approximately two days per week. Should circumstances change, requiring more of your time, your compensation will be adjusted accordingly.

Compensation

As President and CEO you will continue to be an independent contractor to the Company for which you will be compensated in the amount of C$150,000 annually. The amount of your compensation will be reviewed periodically by the Compensation Committee. Based on agreed criteria, the Company will pay you an annual cash bonus on the anniversary of your original appointment.

In addition to your current grant of 100,000 options, the Company will grant you an additional 100,000 options to purchase shares in the Company. Fifty percent of the new option grant shall vest immediately and the remaining fifty percent on the first anniversary of this grant.

Office

You will continue to maintain suitable office accommodations in downtown Toronto from which you will manage your responsibilities in this role. The company will continue to reimburse you for the expense of such.

Expenses

Upon submission of detailed expense accounts, the Company will reimburse you for all work-related expenses that you may incur from time to time through the course of your work.

Termination

You may terminate your employment with two months notice to the Company.

At any time during your employment, should your employment be terminated by the current Board of Directors you will be entitled to severance equal to 6 months of your annual compensation. In addition, all stock options held by you will vest immediately.

At any time during your employment, should a Change of Control event occur resulting for any reason in your termination as President and CEO of the Company you will be entitled to:

1.
A severance payment equal to 12 months of your annual compensation plus full incentive compensation payable within 30 days of the Termination. In addition, all stock options held by you will immediately vest; and

2.
A Special Bonus of C$100,000 shall be paid to you for each C$1.00 that the share price is above C$4.00 on such Change of Control. For the avoidance of doubt, should a Change of Control event occur and the share price at the time of the Change of Control is, for example, at C$10.00 then you will receive a Special Bonus of C$600,000 or, for example, at C$10.50 you will then receive a Special Bonus of C$650,000.

Confidentiality and General Conditions

Both during your employment with the Company, as well as after termination, you shall not divulge any confidential information concerning the Company and its business activities to any third party except as required by law, either directly or indirectly, without the formal written approval of the Company, nor shall you attempt to induce any person to leave the employment of the Company or any of its associated companies.

This agreement shall be governed by the laws of the Province of Ontario, Canada.

Please signify your approval and acceptance of the above terms by signing at the space provided below and return a copy to me at your earliest convenience.

Sincerely,

Jonathan Comerford
Director
Mountain Province Diamonds Inc.

Reviewed, Agreed and Accepted	Dated
Patrick C. Evans